SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2008
Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOURTH QUARTER 2007 AND YEAR 2007 CONSOLIDATED RESULTS

February 21, 2008 – VIVO Participações S.A. announces today its consolidated results for the fourth quarter 2007 (4Q07) and for year 2007. The Company’s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law, and the comparable figures refer to the fourth quarter 2006 (4Q06), except as otherwise mentioned.

In the fourth quarter 2007, Vivo continued to keep its leadership position on the Brazilian market in number of customers, having leaded the Christmas campaign with highest number of additions. In order to speed up the closing of the purchase of Telemig Celular, Vivo executed a written commitment in December to sell Amazônia Celular to Oi. The possibility to operate in the whole domestic territory resulting from the purchase of Telemig and the license in the 6 Northeast states (from Alagoas to Piauí) became stronger after the acquisition of band J of the 3rd generation spectrum in the whole domestic territory at the auction held by ANATEL on December 18, 2007.

HIGHLIGHTS

  Vivo was considered the “Company That Mostly Respects Consumers” according to a research carried out by Revista Consumidor Moderno and the best option for consumers, due to its more economic tariffs;

  Vivo was sucessful in the 3rd Generation Frequencies Auction with the acquisition of all the Band J lots;

  In December, the customer base reached 33,484 thousand customers, ensuring our leadership in our operating area, with a market share of 36.7%. Our market share for Brazil as a whole was 27.7%;

  At the same time, the GSM operation had already reached more than 11.2 million accesses with this technology, representing a 65.8% growth over 3Q07;

  Vivo has the country’s biggest handset distribution network, with more than 8,000 points of sale, and 366 thousand points of sale of recharges in 2007, thus contributing to keep its leadership in its entire area of operation;

  Nationwide digital coverage and a wide portfolio of solutions in GSM/EDGE and CDMA/EV-DO technologies;

  The “Vivo Escolha” plans have already been adopted by 67% of our individual postpaid customer base, contributing to customer base growth, increased customer loyalty and higher revenue;

  Service Revenue of R$2,986.4 million, an increase of 12.8% over 4Q07 and of 4.9% over 3Q07;

  EBITDA grew 20.7% in the year-to-date figure, reaching R$ 3,132.8 million, with EBITDA Margin of 25.1%. The EBITDA in the quarter was R$ 908.3 million, with margin of 26.9%, a growth of 9.0% over 3Q07.

  The operating cash flow plus the change in working capital recorded R$ 1,616.3 million in the year-to-date figure, a 34.2% growth, materially contributing to the increase of the company’s development financing capacity and its economic value;

  The net debt recorded the amount of R$2,579.3 million in 4Q07, representing a reduction of 27.4% in relation to 4Q06, the lowest figure since its creation;

  Net Profit of R$ 28.3 million in the quarter, representing an increase of 543.2% over 3Q07.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Vivo is a market, coverage and quality leader in Brazil
In the end of 2007, cellular telephony was certainly the main form of communication, if not the only one, for 121 million Brazilians. This finding is yet more important when allied to another information: in 2007, Brazil recorded 21 million new users of cellular telephone. If the mission along the formation of this new industry was simply to grow, the current level requires us to add to our mantra words such as consistency, sustainability and, especially, trust.

Therefore, in early 2007, when we repositioned Vivo brand by adopting the “Sinal de qualidade” (Quality Signal) signature, we were aware that we were dealing with something bigger than communication and advertising. That was a commitment we undertook with our several stakeholders – customers, employees, shareholders, partners and communities, among others. It is a kind of contract that has been strictly complied with, as evidenced by the results obtained, which point out to Vivo’s consistent and sustainable growth.

In the end of the year we had 33.5 million users in our customer base. Only in the fourth quarter we recorded net additions of 2.1 million customers, and their trust on the quality of our services has increased in a similar rhythm.

Such trust was confirmed to us in the end of the year, from the results of the periodic study conducted with the assistance of one of most renowned world research institutes. The customer general satisfaction rate not only continued to grow but also reached the highest level among all major operators in the market (8.41 points in a scale of possible ten).

Even though general customer satisfaction involves intangible points, such as brand attractiveness, absolutely tangible indicators confirm the preference for Vivo: the growth recorded in the ARPU, the average revenue per user, which exceeded R$ 31; in the MOU, average time of use of the services by our customers (3.9% higher in the quarter); in the revenue from Added Value Services (the SVA’s), which grew more than 63% in 4Q07 in comparison with 4Q06 and, mainly, in the churn, which was consistently reduced in 2007 up to a level of 2.1%.

Another information confirms this set of achievements and stimulates us to continue investing in the quality of services rendered: the significant drop in the number of customer complaints to the National Telecommunications Agency – Anatel. Vivo went from the sixth to the second place in the ranking of companies with lowest rate of complaints. Added to these achievements is the fact that we have remained in a leading position in the domestic market, even considering our business action only in the authorized area until the end of 2007 (19 states plus the DF Federal District), - with 27.7% of market share. In 2008, Vivo will sell telephone lines and handsets in the entire Brazilian territory.

The result recorded in 4Q07 reflects the growth of revenues not only due to a substantial increase in the customer base but also because of the strict cost control. Managing the intense business activity and at the same time ensuring results in line with shareholders’ expectancy was a result of the perfect integration between the executive committee and the teams of employees. It is not useless to remember that in December Vivo repeated the success obtained from the Mother’s Day campaign by leading the net market gain share.

It was the focus placed by the work teams in the search for results in 2007 that warranted to Vivo the achievement of some of the main indicators in the year: the EBITDA recorded R$ 3,132.8 million, a growth of 20.7% over last year, with EBITDA margin of 25.1%. Worthy of mention is also the 12.8% growth in net revenues, totaling R$ 2,986.4 million in 4Q07.

The syntony between the financial management and the investment needs of the business, on its turn, accounted for the reduction in net debt by 27.4%, closing the year with R$ 2,579.3 million. Such integration was also responsible for the excellent rate of reduction in losses from doubtful debtors (PDD).

To crown a year of great efforts and good results, Vivo recorded net profits of R$ 28.3 million in 4Q07, representing an increase of 543.2% in relation to the previous quarter.

Quality Signal delivered to all Brazilians

The 2007 results were achieved because we managed to accomplish a challenging agenda, which required from Vivo the performance of structural projects with the expected enthusiasm of a company that occupies a leadership position in the mobile telecommunication market. We started all the process, completing the first stage of installation of the GSM network, now present in 2,318 municipalities and already representing 11.2 million of Vivo customers.

Another key step for the accomplishment of our strategy to deliver the “Quality Signal” to all Brazilians was the acquisition of the share control of Telemig Celular, a company that operates in the third largest Brazilian state, Minas Gerais, and is a reference in quality of services rendered and customer relationship.

Vivo’s entry in the six states in which it does not yet operate in the Northeast Region became feasible after the acquisition of a license and 1.9 GHz frequencies. This now allows Vivo to have a commercial operation in the markets of Alagoas, Pernambuco, Ceará, Piauí, Rio Grande do Norte and Paraíba.

Finally, in December, we acquired the band J continuous lots in the auction of 3G frequencies, which will allow us to offer third generation services in the whole country with WCDMA technology.

Products and services: another “Quality Signal”

We maintained our product and prices design platform, which combines simplicity and freedom of choice. This model was implemented in 2006 with the Vivo Escolha rate plans (almost 70% of the post-paid customer base already signed in) and which, in 2007, was considered the most economic plan in the market.

For the public that is mostly oriented to technological innovations, the launching of Vivo Flash, which allows wireless connection to the broadband Internet through our 3G network already in operation in the CDMA/EV-DO platform since 2004, the Residential Telephone and the offer of exclusive handsets, such as Blackberry Curve and the loaded contents such as Ivete Sangalo’s songs and clips, literally set the tone to the market. Ivete Sangalo has even won the first platinum disk in the Brazilian music history for the number of complete downloads of her songs through Vivo.

Each external development deserved another internal development with the same level of care and attention. We have launched Vivo Nota 10, of search of excellence in assistance in our owned stores, and Vivo Para o Cliente, a program awarded with the TOP of HR prize from the ADVB, in which members of the executive staff experience direct contact with customers in the stores, in the corporate segment and in the call center assistance, identifying critical points and suggesting improvements.

The Trust Signal

The 2007 performance is especially related to the commitment of a qualified and motivated staff. In the Internal Satisfaction Research annually carried out with the employees, another achievement was recorded in 2007: we reached the excellence grade, with a general satisfaction rate of 7.67, already above the average in the panel of the 42 domestic and international corporations evaluated by the same consulting firm.

Vivo’s more than 5 thousand professionals were responsible for the actions that resulted in Vivo recovering credibility and trust from our shareholders, customers and partners. The alignment of all of them with the corporate strategy reveals that our communication has been efficient and our goals assimilated. This fact is directly related to the stimulation towards increased participation in the decisions and courses of the Company by the adoption of the Balanced Scorecard as a management tool, which directs everyone to reach goals in a clear and transparent manner and provides guidance on the variable compensation of the work teams.

Corporate Reputation Signal

Being aware that our commitment with the society goes beyond actions related to services, we have also improved social-environmental actions. The pioneering recycling program, still unheard-of in Brazil, is a key agent for minimizing impacts on the environment. Internally, we have developed actions for reducing consumption of non-renewable natural resources. Social projects have contemplated inclusion of disabled people, especially visually disabled people, a goal that had already been pursued for some years by the employees through the Vivo Voluntário program. This was the main focus of action of Instituto Vivo, which ended with the launching of Livro Vivo, which in an entirely inclusive manner shows the results of the research conducted by the Institute and by GFK Indicator, the purpose of which was to know and understand the relation of a visually disabled youngster with work, school and the world.

Additionally, we structured an internal consulting staff for creating and developing projects, which operates in all the Company’s areas by identifying opportunities to contribute to the society. This work has produced several good results: the transcription of important social documents into Braille and audiobook, such as the Consumer Defense Code and the Carta da Terra, the audio description of movies and theater plays, the terminal accessibility tests, the adaptation of the site for use by disabled people and the performance of totally inclusive art exhibitions.

The Transparence Signal

In corporate governance, we have reviewed and introduced control systems and adopted the necessary actions for alignment with the Sarbannes Oxley Act. The compliance with the budget and the delivery of the results have also evidenced the technical and managerial capacity of our officers, which resulted in increased trust by our shareholders in our work. The strength of our holding companies also contributed for our improvement in all the areas, since Telefônica and Portugal Telecom provided us with permanent contact with the best market practices, besides scale economy, as it happened in the acquisition of telephone terminals and negotiation with global suppliers in the industry.

In face of so many achievements and successes, we are optimistic in confronting the next challenges, such as portability, entry in new markets and those arising out of the new SMP regulation. We have a permanent commitment with quality and, therefore, we will continue searching forms of materializing the same. Thus, we will be able to deserve the trust placed on us by our employees, investors, customers, shareholders, suppliers and the society. We hereby thank and invite all of you to continue building, together, the conditions for achieving even better results.

ROBERTO LIMA
CEO

Basis for presentation of results

Figures disclosed are subject to differences, due to rounding-up procedures. Some information disclosed for 3Q07, 4Q06 and for year 2006 were re-classified, always as applicable. Vivo’s accounting criteria kept stable.

HIGHLIGHTS
						Accum
R$ million	3 Q 07	2 Q 07	Δ%	3 Q 06	Δ%	2007	2006	Δ%

Net operating revenue	3,372.2	3,248.5	3.8%	2,936.5	14.8%	12,492.5	10,936.7	14.2%
Net service revenues	2,986.4	2,845.8	4.9%	2,646.7	12.8%	11,089.3	9,560.2	16.0%
Net handset revenues	385.8	402.7	-4.2%	289.8	33.1%	1,403.2	1,376.5	1.9%
Total operating costs	(2,463.9)	(2,415.2)	2.0%	(2,078.9)	18.5%	(9,359.7)	(8,340.1)	12.2%
EBITDA	908.3	833.3	9.0%	857.6	5.9%	3,132.8	2,596.6	20.7%
EBITDA Margin (%)	26.9%	25.7%	1.2 p,p,	29.2%	-2.3 p,p,	25.1%	23.7%	1.4 p,p,
Depreciation and amortization	(721.7)	(591.1)	22.1%	(560.1)	28.9%	(2,486.0)	(2,394.3)	3.8%
EBIT	186.6	242.2	-23.0%	297.5	-37.3%	646.8	202.3	219.7%
Net income	28.3	4.4	543.2%	885.6	-96.8%	(99.4)	16.3	n.a.

Capex	977.1	369.2	164.7%	1,059.0	-7.7%	1,919.0	2,123.0	-9.6%
Capex over net revenues	29.0%	11.4%	17.6 p,p,	36.1%	-7.2 p,p,	15.4%	19.4%	-4.1 p,p,
Operating cash flow	(68.8)	464.1	n,a,	(201.4)	-65.8%	1,213.8	473.6	156.3%
Change in working capital	723.3	63.4	n,a,	961.6	-24.8%	402.5	731.2	-45.0%

Customers (thousand)	33,484	31,320	6.9%	29,053	15.3%	33,484	29,053	15.3%
Net additions (thousand)	2,164	1,079	100.6%	328	559.8%	4,430	(752)	n.a.

                                    Operating cashflow

Operating cash generation of R$ 1,213.8 million, increasing Vivo’s economic value.

Operating cash flow (EBITDA-CAPEX) of R$ 1,213.8 million in the year, representing a growth of 156.3% in relation to 2006, as a result of higher increase of revenue in relation to expenses and rationalization of investments. The year-to-date operating cash flow plus the change in working capital recorded R$ 1,616.3 million, an increase of 34.2% when compared to the same period of the previous year. This flow, which is the result of a constant search for operating and financial efficiency, increases the investment capacity and Vivo’s economic value.

                                    Capital Expenditures (CAPEX)

GSM/EDGE Network already covers 2,318 municipalities.

In its constant search for providing its customers with satisfaction and high-quality services, VIVO has not saved efforts, concentrating most of its investments in enhancing its GSM network capacity and quality. Thus, support was ensured to the commercial action of data and voice traffic, allowing the company, also, to obtain a leadership position in the achievement of Anatel’s quality goals . The 4Q07 CapEx represented 29.0% of net revenue. The total year-to-date investment was R$ 1,919.0 million, entirely meeting the agreed goal, corresponding to 15.4% of the net revenue.

CAPEX - VIVO
R$ million				Accum.
	4 Q 07	3 Q 07	4 Q 06	2007	2006

Network	662.4	206.7	805.2	1.157.5	1.239.5
Technology / Information System	129.0	48.1	134.1	267.2	414.7
Products and Services, Channels, Administrative and others	185.7	114.4	119.7	494.3	468.8
Total	977.1	369.2	1,059.0	1,919.0	2,123.0

% Net Revenues	29.0%	11.4%	36.1%	15.4%	19.4%

CONSOLIDATED OPERATING PERFORMANCE - VIVO
						Accum:
	4 Q 07	3 Q 07	Δ%	4 Q 06	Δ%	2007	2006	Δ%

Total number of customers (thousand)	33,484	31,320	6.9%	29,053	15.3%	33,484	29,053	15.3%
Contract	6,247	5,863	6.5%	5,510	13.4%	6,247	5,510	13.4%
Prepaid	27,237	25,457	7.0%	23,543	15.7%	27,237	23,543	15.7%
Market Share (*)	36.7%	36.8%	-0.1 p.p.	38.2%	-1.5 p.p.	36.7%	38.2%	-1.5 p.p.
Net additions (thousand)	2,164	1,079	100.6%	328	559.8%	4,430	(752)	n.a.
Market Share of net additions (*)	34.2%	26.4%	7.8 p.p.	11.0%	23.2 p.p.	28.8%	-8.5%	37.3 p.p.
Market penetration	65.6%	59.3%	6.3 p.p.	55.0%	10.6 p.p.	65.6%	55.0%	10.6 p.p.

SAC (R$)	103	115	-10.4%	115	-10.4%	106	118	-10.2%

Monthly Churn	2.1%	2.2%	-0.1 p.p.	2.5%	-0.4 p.p.	2.3%	2.9%	-0.6 p.p.
ARPU (in R$/month)	31.1	30.8	1.0%	30.6	1.6%	30.4	27.2	11.8%
ARPU Outgoing	13.7	13.9	-1.4%	14.2	-3.5%	13.8	11.9	15.9%
ARPU Inbound	17.4	16.9	3.0%	16.4	6.1%	16.6	15.2	8.9%
Total MOU (minutes)	80	77	3.9%	82	-2.4%	77	74	4.1%
MOU Outgoing	36	35	2.9%	38	-5.3%	36	37	-2.7%
MOU Inbound	44	42	4.8%	44	-0.3%	41	36	13.9%

Employees	5,600	5,418	3.4%	5,896	-5.0%	5,600	5,896	-5.0%

(*) source: Anatel

                                OPERATING HIGHLIGHTS

VIVO’s position as the best choice, best plans and best service quality contributed to the growth of customer base. Increase of use and good new customers allowed ARPU growth in the quarter.
  Continued leadership with an increase in the customer base by 15.3% in relation to 4Q06 and 6.9% in relation to 3Q07, reaching 33,484 thousand customers. The varied range of offers and service plans made available by Vivo, together with the recognized quality in the rendering of services contributed to such growth. Worthy of mention, further, is the progressive increase in sales of GSM/EDGE handsets, whose activations (additions + exchanges) have already exceeded 11.2 million handsets.

  Net additions in 4Q07 totaled 2,164 thousand new customers, with a market share of net additions of 34.2% in its coverage area, keeping its market leadership both in its operational area and in the national market. Once again the activations of GSM/EDGE technology, which represent 84.7% of total activations, contributed to the steady and consistent growth. In the year-to-date figure, activations in GSM/EDGE already represent 64.5%.

  In December 2007, in its operational area, which excludes Northeast and Minas Gerais State, the market shares of new additions was 38.8%. When compared to the whole Brazilian cellular phone market, the market share of new additions reached 29.5%, the highest among all the operators.

  In the same manner, the growth in the ARPU, which recorded R$ 31.1, evidences the quality of Vivo’s present customer base even though in a period of intense growth of the customer base, continuing to focusing on capturing and keeping high and medium value customers. This evolution was also recorded in the year-to-date figure of 2007 over 2006.

SAC reduction of 10.4% in the quarter and of 10.2% in 2007.
  SAC of R$103 in 4Q07 represents a drop of 10.4% in relation to 3Q07 and 4Q06 due to lower expenses with capture subsidies, specially as a result of increased efficiency in the owned stores, besides a reduction in advertising and commission expenses, even though during a period of intense commercial activity in 4Q07. It is important to point out that the acquisition cost in the year-to-date figure for 2007, when compared to 2006, recorded a reduction of 10.2%, mainly due to the decrease in advertising expenses and increased sales of lower cost GSM technology handsets.

Constant Churn reduction in 2007.
  Churn of 2.1% in the quarter, with a reduction of 0.4 percentile points in relation to 4Q06 and a slight drop when compared to 3Q07. In 2007, this indicator shows a constant and gradual reduction as a result of specific actions implemented with a view to loyal and activate the customer base and Vivo’s position as best quality among cellular operators. The high-value segment, represented by “premium” customers, both postpaid and prepaid, was maintained due to the increase in the service quality. The reward program has continued to contribute to customer loyalty, renewal of customer handsets and increased satisfaction with services rendered, keeping the Churn in the lowest market level.

ON-NET traffic increase through specific campaigns. Sustained growth of the outgoing traffic. Customer base quality improvement increased the ARPU .
  The blended MOU was 3.9% higher than in the previous quarter. The increase in the outgoing traffic contributed to such growth, which was due to the campaigns for stimulating use for the prepaid segment, adoption of new service plans, segmented campaigns and seasonality.

  The total traffic recorded a 7.0% growth in 4Q07 in relation to 3Q07, emphasizing the 9.0% growth in the outgoing traffic. In the comparison between 4Q07 and 4Q06, the total traffic increased by 8.0% and considering only the outgoing traffic the increase is 10.6%. The inbound traffic stability arises mainly from the increase in the mobile-mobile and long-distance traffic, showing each time more the increase in mobile access as a means of personal communication, offsetting the trend of decrease in the fixed-mobile traffic.

  The blended ARPU recorded the amount of R$ 31.1 in 4Q07, an increase of 1.0% in relation to 3Q07 and of 1.6% when compared to the same period of the previous year. The outgoing ARPU increased by 6.1% over 4Q06. In the comparison of the year-to-date figure for 2007 over 2006 the ARPU growth was 11.8%, also as a result of the outgoing ARPU growth. It is important to consider that an arithmetic dilution of the ARPU results from the number of additions in the last quarter.

NET OPERATING REVENUES - VIVO
	According to Corporate Law
						Accum
R$ million	4 Q 07	3 Q 07	Δ%	4 Q 06	Δ%	2007	2006	Δ%
Subscription and Usage	1,439.9	1,373.0	4.9%	1,251.5	15.1%	5,296.5	4,742.1	11.7%
Network usage	1,286.7	1,251.9	2.8%	1,225.6	5.0%	4,910.0	4,172.9	17.7%
Other services	259.8	220.9	17.6%	169.6	53.2%	882.8	645.2	36.8%
Net service revenues	2,986.4	2,845.8	4.9%	2,646.7	12.8%	11,089.3	9,560.2	16.0%
Net handset revenues	385.8	402.7	-4.2%	289.8	33.1%	1,403.2	1,376.5	1.9%
Net Revenues	3,372.2	3,248.5	3.8%	2,936.5	14.8%	12,492.5	10,936.7	14.2%

                           OPERATING REVENUE

Consistent growth in the revenue from the outgoing traffic. Growth of data revenue and VAS.

Service revenue grew 12.8% and total net revenue grew 14.8% in relation to 4Q06. In relation to 3Q07, the total net revenue grew by 3.8%, especially due to the increase in the revenue from subscription and usage.

The increase of 15.1% in “subscription and usage revenue”, when compared to 4Q06, is mainly due to the increase in the total outgoing revenue, which was due to the growth in the total outgoing traffic, by the incentive to usage and promotions and, especially, to the increase in the average recharge value per customer of 11.7%. When compared to 3Q07, there was 4.9% increase in the subscription and usage revenue, as result of customer base increase and incentive to usage with segmented campaigns.

Data revenue plus VAS accounted for 9.6% of the service revenue in 4Q07, a  63.1% nominal increase over 4Q06. In the comparison between 4Q07 and 3Q07, it recorded an increase of 21.7%. This self-supported growth is a result of the increase and diversification of WAP portfolio, contents and games through new partnerships, Vivo Zap (Mobile Internet), Flash/Desk Modem (Fixed Internet), Balck Berry and Smart Mail, launching of innovative products and services and actions designed to stimulate the use of the services currently offered (SMS, VIVO AVISA, Message Service and Voice Mail). The use of the Vivo Chip Menu (GSM exclusive) has shown to be an excellent means for offering data services. The easy access and intuitive navigation have played a decisive role for such success and there is a large growth potential because it made use easier to the customer.

OPERATING COSTS - VIVO
	According to Corporate Law
						Accum
R$ million	4 Q 07	3 Q 07	Δ%	4 Q 06	Δ%	2007	2006	Δ%
Personnel	(181.7)	(151.3)	20.1%	(184.8)	-1.7%	(671.7)	(646.7)	3.9%
Cost of services rendered	(789.6)	(780.0)	1.2%	(733.2)	7.7%	(3,044.6)	(2,249.7)	35.3%
Leased lines	(57.5)	(56.7)	1.4%	(47.1)	22.1%	(226.2)	(222.5)	1.7%
Interconnection	(452.9)	(412.2)	9.9%	(385.5)	17.5%	(1,618.2)	(785.0)	106.1%
Rent/Insurance/Condominium fees	(45.0)	(60.7)	-25.9%	(52.1)	-13.6%	(209.9)	(206.8)	1.5%
Fistel and other taxes and contributions	(127.6)	(124.3)	2.7%	(123.6)	3.2%	(498.8)	(517.5)	-3.6%
Third-party services	(103.2)	(108.9)	-5.2%	(90.7)	13.8%	(425.7)	(370.0)	15.1%
Others	(3.4)	(17.2)	-80.2%	(34.2)	-90.1%	(65.8)	(147.9)	-55.5%
Cost of goods sold	(611.8)	(585.0)	4.6%	(407.0)	50.3%	(2,096.8)	(1,898.3)	10.5%
Selling expenses	(755.9)	(704.5)	7.3%	(655.7)	15.3%	(2,773.3)	(3,038.5)	-8.7%
Provision for bad debt	(76.7)	(80.4)	-4.6%	(73.0)	5.1%	(365.7)	(720.5)	-49.2%
Third-party services	(555.6)	(511.3)	8.7%	(474.4)	17.1%	(1,959.6)	(1,934.4)	1.3%
Loyalty	(84.6)	(78.8)	7.4%	(49.0)	72.7%	(310.9)	(220.4)	41.1%
Others	(39.0)	(34.0)	14.7%	(59.3)	-34.2%	(137.1)	(163.2)	-16.0%
General & administrative expenses	(165.5)	(159.3)	3.9%	(159.8)	3.6%	(632.2)	(547.0)	15.6%
Third-party services	(140.3)	(131.3)	6.9%	(121.5)	15.5%	(529.1)	(425.2)	24.4%
Others	(25.2)	(28.0)	-10.0%	(38.3)	-34.2%	(103.1)	(121.8)	-15.4%
Other operating revenue (expenses)	40.6	(35.1)	n.a.	61.6	-34.1%	(141.1)	40.1	n.a.
Operating revenue	109.9	81.3	35.2%	182.2	-39.7%	301.0	440.1	-31.6%
Operating expenses	(55.4)	(116.7)	-52.5%	(111.9)	-50.5%	(421.0)	(329.3)	27.8%
Other operating revenue (expenses)	(13.9)	0.3	n.a.	(8.7)	59.8%	(21.1)	(70.7)	-70.2%
Total costs before depreciation / amortization	(2,463.9)	(2,415.2)	2.0%	(2,078.9)	18.5%	(9,359.7)	(8,340.1)	12.2%
Depreciation and amortization	(721.7)	(591.1)	22.1%	(560.1)	28.9%	(2,486.0)	(2,394.3)	3.8%
Total operating costs	(3,185.6)	(3,006.3)	6.0%	(2,639.0)	20.7%	(11,845.7)	(10,734.4)	10.4%

OPERATING COSTS

Increase of 1.2% in the cost of services rendered, lower than the increase recorded in the customer base.

The increase of 7.7% in the cost of services rendered in 4Q07, when compared to 4Q06, is due to the 17.5% increase in interconnection costs, the increase in expenses with third-party services, in addition to an increase referring to rental of leased lines, offset by a reduction in the provision for losses from interconnection adjusts. When compared to 3Q07, it recorded an increase of 1.2% also due to the increase in interconnection costs, partially offset by a reduction in the provision for losses from interconnection adjusts, expenses with rental, insurance and condominium rates resulting from renegotiation and renewal of contracts.
The increase in interconnection costs and in the network usage revenue in the period, are due to the growth in the customer base and consequently in total traffic.

 Better commercial and operational efficiency.

The cost of goods sold increased by 50.3% in 4Q07 over 4Q06, especially in part due to an increased number of gross activations which accounted for 66.5% growth. In relation to 3Q07, the cost of goods sold recorded 4.6% increase arising out of more commercial activity, however being lower than the increase recorded in the additions, which was 33.3%, thus showing a substantial increase in the commercial efficiency of the company.

In 4Q07, selling expenses increased by 15.3% in relation to 4Q06, as a result of the increase in expenses with loyalty, agency and commissions. Therefore there was an increase of 7.3%, recording a reduction in the provision for bad debt between the compared periods. The year-to-date figure recorded a reduction of 8.7% mainly due to the reduction of 49.2% in expenses with the provision for bad debt.

49.2% reduction in the PDD in the year-to-date for 2007.

The Provision for Bad Debt – PDD in 4Q07 was of R$ 76.7 million, representing 1.6% of the total gross revenue, a 5.1% increase in relation to the same period of the previous year, which was R$ 73.0 million, representing 1.8% of the gross revenue. When compared to 3Q07, which recorded R$ 80.4 million, the reduction was of 4.6%. In the year-to-date figure, the PDD recorded R$ 365.7 million, representing 2.1% of the total gross revenue, a reduction of 49.2% in relation to year-to-date for 2006 which represented 4.7% of the gross revenue. This result evidences the strict control exercised over new customers, improvement of the credit policy and on debt collection.

General and administrative expenses increased by 3.6% in 4Q07 in relation to 4Q06, due, mainly, to the increase in expenses with third-party services, especially technical assistance, partially offset by a reduction in expenses with rental, insurances and condominium fees. When compared to 3Q07, it represents a growth of 3.9% arising out of the increase in third-party services, especially data processing and plant maintenance, offset by the reduction in expenses with technical assistance.

Personnel expenses climbed by 20.1% over the 3Q07, thanks to the collective wage agreement in November and payments related to the achievement of performance targets.

Other Operating Revenue / Expenses recorded revenue of R$ 40.6 million. The variation in relation to 4Q06 arises from the increase in the provision for contingencies, in addition to a reduction in the revenue from recovered expenses, due to the reversion of PIS and COFINS process (Law 9718, of 1998) that recorded R$126 million in 2006 and R$47 million in 2007, offset by the reduction in the expenses with taxes, duties and contributions. When compared to 3Q07, the variation is due to reduction in expenses with taxes, duties and contributions and an increase in revenues from recovered expenses.

                                   EBITDA

EBITDA records increase of 20.7% in 2007.

The EBITDA (earnings before interests, taxes, depreciation and amortization) in 4Q07 was R$ 908.3 million, an increase of 5.9% in relation to 4Q06, resulting in an EBITDA Margin of 26.9%. When compared to 3Q07, the EBITDA recorded a 9.0% increase, with an EBITDA Margin of 1.2 percentile points higher. Such result recorded in 4Q07 was mainly due to the increase in the revenue due to the increase in the customer base and to the strict control of expenses, even though considering the intense commercial activity in the quarter, with Vivo leading once again in December the net gain market share. The stability in the cost of goods sold also contributed to such increase, explained by the sales of GSM handsets at lower acquisition cost.

                                 DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses recorded increases of 28.9% and 22.1% when compared to 4Q06 and 3Q07, respectively, due to the investments effected and the accelerated depreciation in the TDMA technology.

FINANCIAL REVENUES (EXPENSES) - VIVO
	According to Corporate Law
						Accum
R$ million	4 Q 07	3 Q 07	Δ%	4 Q 06	Δ%	2007	2006	Δ%
Financial Revenues	38.1	50.8	-25.0%	68.8	-44.6%	185.9	286.8	-35.2%
Other financial revenues	60.9	50.8	19.9%	68.8	-11.5%	208.7	286.8	-27.2%
(-) Pis/Cofins taxes on financial revenues	(22.8)	0.0	n.a.	0.0	n.a.	(22.8)	0.0	n.a.
Financial Expenses	(156.1)	(160.8)	-2.9%	(215.2)	-27.5%	(664.7)	(1,021.0)	-34.9%
Other financial expenses	(110.6)	(120.0)	-7.8%	(132.0)	-16.2%	(442.3)	(593.5)	-25.5%
Gains (Losses) with derivatives transactions	(45.5)	(40.8)	11.5%	(83.2)	-45.3%	(222.4)	(427.5)	-48.0%
Exchange rate variation / Monetary variation	6.6	(3.8)	n.a.	(0.2)	n.a.	10.5	(13.8)	n.a.
Net Financial Income	(111.4)	(113.8)	-2.1%	(146.6)	-24.0%	(468.3)	(748.0)	-37.4%

Reduction in financial expenses by 24.0% in 4Q07 over 4Q06.

VIVO Participações’ net financial expense in 4Q07 was reduced by R$ 2.4 million in relation to 3Q07. If we disregard the extraordinary effect of the assessment of PIS/COFINS on the allocation of Interest on Own Capital, which occurred in 4Q07, in the amount of R$ 22.8 million, the reduction in the net final expenses would be R$ 25.2 million. Such lower net financial expense was due, mainly, to the drop in the net debt, occasioned by the generation from improved cash flow, besides a reduction in actual interest rates in the period (2.78% in 3Q07 and 2.58% in 4Q07).

In the comparison with 4Q06, there was also a reduction of R$ 35.2 million in the net financial expense, due to the drop in the net debt, besides a more significant reduction in the interest rate in the period (3.12% in 4Q06 and 2.58% in 4Q07).

In the comparison between the year-to-date figure for 2007 over 2006, the net financial expense of VIVO Participações was reduced by R$ 279.7 million, due, mainly, to the dropt in the net debt, stimulated by the strong operating cash generation, the loan facilities obtained through long-term structured transactions from incentive banks (with lower financial cost), as well as the reduction in the actual interest rate for the period (15.03% in 2006 and 11.77% in 2007).

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	EUR	Yen	Total

Financial institutions	1,841.0	682.9	10.0	723.6	39.8	1061.2	4,358.6
Fixcel – TCO’s Acquisition	22.9	0.0	0.0	0.0	0.0	0.0	22.9
Total	1,863.9	682.9	10.0	723.6	39.8	1,061.2	4,381.4
Exchange rate used	0.0	2.0	0.0	1.8	2.6	0.0

Payment Schedule - Long Term

2008	576.4	29.8	3.0	546.5	39.8	788.5	1984.0
as from 2008	1,287.4	653.1	7.1	177.1	0.0	272.7	2,397.4
Total	1,863.9	682.9	10.0	723.6	39.8	1061.2	4,381.4

NET DEBT - VIVO
	Dec 31.07	Sep 30.07	Dec 31.06
Short Term	1,984.0	1,815.0	1,590.3
Long Term	2,397.4	2,223.4	2,910.1
Total debt	4,381.4	4,038.4	4,500.4
Cash and cash equivalents	(2,250.5)	(1,588.3)	(1,447.6)
Derivatives	448.4	507.6	500.5
Net Debt	2,579.3	2,957.7	3,553.3

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Reduction in net debt by 27.4% in the year-to-year comparison.

On December 31, 2007, VIVO’s debts related to loans and financing amounted to R$ 4,381.4 million (R$ 4,500.4 million at December 31, 2006), 41.9% of which is denominated in foreign currency. The Company has executed hedge contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. This debt was offset by the Company’s available cash and financial investments, R$ 2,250.5 million, as well as by derivative assets and liabilities of R$ 448.4 million payable, finally resulting in a net debt of R$ 2,579.3 million. Additionally, the Company has entered into “swap“ transactions – CDI Post x Pre fixed, in order to partially protect it against fluctuations in domestic interest rates. Covered transactions totaled R$ 1,214.5 million. (R$ 1,704.4 million at December 31, 2006).

In 2007, VIVO obtained long-term loans from incentive banks, i) BNB – Banco do Nordeste do Brasil R$ 247.3 million, of which R$ 164.8 million have been already drawn-down; ii) BNDES – Banco Nacional de Desenvolvimento Econômico e Social R$ 1.5 billion, of which R$ 605.0 million have been already drawn-down, and iii) BEI – Banco Europeu de Investimentos EUR 250.0 million, of which R$ 181.2 million have been already drawn-down.

Net Debt reduction.

The reduction in Net Debt, in the comparison between 4Q07 over 4Q06, is due to a better generation of operating cash, arising mainly from the growth in operating margins, growth in operating revenue and better working capital management.

Net Profit of R$ 28.3 million in the quarter, six times higher than in 3Q07. In the year-to-date, a loss of R$ 99.4 million. The operating profit (EBIT) in the year-to-date for 2007 was R$ 646.8 million, an increase of 219.7% in relation to 2006.

Capital Market

The shares of Vivo Participações were traded in 100% of the trading floor sessions of the São Paulo Stock Exchange in this quarter, with the common shares having devaluated by 8.9% while the preferred shares appreciated by 6.0%, always in comparison with the last trading day in the quarter. Vivo’s shares recorded 7.7% appreciation in the year-to-date figures for PN shares and a drop of 7.8% for ON shares.

Shareholding Structure and Capital Stock Composition

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on December 30, 2007
Shareholders	Common Shares		Preferred Shares		TOTAL
Portelcom Participações S.A.	67,349,733	12.8%	1,843	0.0%	67,351,576	4.7%
Brasilcel, N.V.	222,877,507	42.5%	364,350,055	39.7%	587,227,562	40.7%
Sudestecel Participações LTDA	88,255,178	16.8%	1,224,498	0.1%	89,479,676	6.2%
Avista Participações LTDA	9,630,458	1.8%	46,613,811	5.1%	56,244,269	3.9%
TBS Celular Participações LTDA	68,818,554	13.1%	1,165,797	0.1%	69,984,351	4.9%
Tagilo Participações LTDA	12,061,046	2.3%	22,625,728	2.5%	34,686,774	2.4%
Controlling Shareholder Group	468,992,476	89.3%	435,981,732	47.5%	904,974,208	62.8%
Treasury shares	0	0.0%	4,494,900	0.5%	4,494,900	0.3%
Others shareholders	55,939,189	10.7%	476,709,448	52.0%	532,648,637	36.9%
TOTAL	524,931,665	100.0%	917,186,080	100.0%	1,442,117,745	100.0%

Acquisition of Telemig Participações and of Tele Norte Participações.

On August 2nd, Vivo entered into a stock purchase and sale agreement with Telpart Participações S.A. (“Telpart”) aiming at the acquisition of the share control of Telemig Celular Participações S.A. (“Telemig Participações”) and of Tele Norte Celular Participações S.A. (“Tele Norte Participações”), corresponding to 22.72% and 19.34% of their respective total capital stock, for an aggregate total of R$ 1.2 billion, subject to certain adjustments set forth in the stock purchase agreement. Additionally, Vivo will purchase from Telpart stock subscription rights for R$ 87 million. The agreement was approved at the general meetings of shareholders of Vivo and Telpart, among other conditions precedent, and its closing is subject to approval by ANATEL.

The Board of Directors of Anatel, on October 23, unanimously approved the acquisition of Telemig by Vivo. Thus, we will be able to extend our quality signal to the now Vivo customers in Minas Gerais.

On December 20, VIVO entered into a stock purchase and sale agreement with Telemar Norte Leste S.A. for the sale of the shares in Tele Norte Celular Participações S.A. which Telpart Participações S.A. (“Telpart”) undertook itself to sell and transfer to Vivo Participações under the terms of the stock purchase and sale agreement entered into on August 02, 2007.

Accordingly, with the sale of the shares in Tele Norte Celular Participações S.A., Vivo considers that it will be able to overcome eventual regulatory difficulties that might have an impact on the evaluation of the acquisition of shares in Tele Norte Celular Participações S.A. by ANATEL and make the closing of the transaction with Telpart easier.

Further information about the transactions, the public offerings of common shares and the voluntary public offerings of preferred shares are available from Vivo’s web site – Investor Relations (www.vivo.com.br/ir).

                                        Quality and coverage improvement program

Better connection and coverage quality.

VIVO has continued significantly expanding its coverage increasing the number of municipalities served, in addition to enlarging and optimizing the 1xRTT coverage and installing the new GSM/EDGE network convertible into W-CDMA. The GSM/EDGE network is already present in 2,318 municipalities. Some states as São Paulo, Rio de Janeiro and Espírito Santo are already served by Vivo in 100% of their municipalities

Nationwide coverage has now become a reality.

With the 1.9 GHz frequencies won in the Anatel auction, Vivo achieved one of its major goals: nationwide operation, being able to reach the Northeast states in which it did not operate, and further reinforce its quality signal in the regions where it already operated, as a result of the acquisition of further spectrum.

Vivo is successful in the 3rd Generation Frequencies Auction.

After the price bids were opened at the head-office in Anatel on December 20th, Vivo was declared the winner for the Band J lots, 10 + 10 MHz wide, except for lots VII and X (Lotes adquiridos pela Telemig). In order to be the winning bidder, Vivo paid an average premium of 92.5% of the minimum price set forth in the Invitation to Bid. Vivo’s proposal was around R$ 1.1 billion for all Band J lots acquired, for a term of 15 years, renewable for other 15 years. The total value or 10% shall be paid on the execution date of the Instrument of Authorization. The balance, or 90%, may be paid in 6 equal annual installments, with a 3-year grace period, the amount payable to be adjusted pursuant to the variation of the IST index plus 1% per month.

Main Prizes, Awards and Events.

Winner of the prize “The Companies Which Mostly Respect Consumers in Brazil 2007”, in the category of mobile telephony operator. An initiative of Consumidor Moderno magazine, the research was carried out by TNS/Interscience and comprised consumers in the main Brazilian state capitals, from all social classes.

 “Reliable Brands prize – Carried out since 2001 in Brazil, the research on Reliable Brands, carried out by Seleções magazine, is an important market tool. Businessmen, marketing and advertising professionals evaluate the results which reflect the thought of a significant part of the consumers in relation to the main brands of different market segments in our economy.

Vivo was awarded the 1st Intangibles Prize Brazil, which is designed to acknowledge those companies that better invest in generating value to the public with which they are related such as shareholders, customers, associates, suppliers, government and community.

Top of Mind UOL/ DataFolha Prize as the “Most Remembered Brand in the Internet”. For 15 years the Top of Mind research identifies those brands which are mostly remembered by Brazilians and is consolidated as the most important research of this kind in Brazil.

TOP ADVB RH for the “Vivo para o Cliente” Program and TOP Social ADVB for the “Vivo Voluntário” Program.

In the “Brand Repositioning” Program our company was awarded the following prizes: Top of Marketing ADVB, About, Marketing Best, Marketing Outstanding Position – ABMN. We could hardly accept the 2nd rank in Sentidos (Feeling) prize- Companies/Government.

IDG Yearbook as Largest Company in the Telecom industry.

Information Technology Professional 2007 Prize was awarded to our company by Informática Hoje magazine, Information Week Magazine. We have also been awarded the Info and Corporate and TOP IT Prizes

For the fifth consecutive year, Vivo sponsored one of the most important adventure races in Latin América, that is, Ecomotion/Pro, held from October 21 to 27 in the State of Rio de Janeiro. During seven days, 228 athletes from 57 teams ran approximately 444 km in seven municipalities. Vivo’s support ensures that the run is monitored with all necessary technology, through Vivo Zap service, thus allowing wireless connection to wide band Internet.

Social-environmental Responsibility.

With new services turned to visually disabled people, production of Braille materials and audiobooks, Vivo has progressed in its inclusive practices. During the event called “Eu Vivo Cinema Pan-Americano” (I live Pan-American Movie”), held in Ipanema Beach (RJ), during the Pan-American games, Vivo promoted the Inclusive Evening, with the exhibition of “The Year My Parents Traveled in Vacations” with audio description for visually disabled people made by volunteers trained inside the company itself. The movie also displayed captions in Portuguese for hearing disabled people.

In the end of July, taking advantage of the season of performances by ballet dancer Mikail Baryshnikov in Brazil, also sponsored by the Company, Vivo renewed its sponsorship to the Fernanda Bianchini Blind People Ballet Association, an entity engaged in the professional formation of visually disabled ballet dancers in Brazil.

In September, Vivo achieved the second place in the first edition of the 2007 Feelings Award, in the category of Honorable Mention – Companies. The prize was awarded for the Company’s case of actions related to social inclusion of visually disable people, developed by Vivo Institute together with Vivo’s Voluntary Program. The Feelings Award I is developed by the Association for Valuation and Promotion of Exceptional People (AVAPE), Feelings magazine and Record Radio and Television Network, with HSBC support.

Delivery of “Carta da Terra” in Braille and audiobook to the State Departments of Environment of 17 Brazilian states and the Federal District. There were 43 meetings held for promoting the relationship between Vivo and governors, mayors, state and local government environment departments, representatives from the IBAMA, other state departments, the Brazilian Army, House of Representatives and the House of Councilors, 18 Visually Disable Institutions in addition to 6 environment-related non-government entities.

Worthy of mention in the Waste Management Program is “Vivo’s Handset Recycling” Project, which is responsible for collecting handsets, accessories and cellular batteries in its owned stores, having been expanded to Vivo’s regional offices in ES, PR, SC and RS states, in the stores where it is already available in RJ, SP and DF, CO/N and RS.

CONSOLIDATED BALANCE SHEET - VIVO
R$ million
ASSETS	Dec 31. 07	Dec 31. 06	Δ%

Current Assets	6,821.3	5,672.4	20.3%
Cash and banks	328.3	82.9	296.0%
Temporary cash investments	1,862.7	1,319.1	41.2%
Temporary cash investments (collateral)	32.4	45.6	-28.9%
Net accounts receivable	2,178.7	1,961.3	11.1%
Inventory	376.6	282.0	33.5%
Prepayment to Suppliers	0.8	13.1	-93.9%
Deferred and recoverable taxes	1,614.4	1,662.7	-2.9%
Derivatives transactions	0.9	1.3	-30.8%
Prepaid Expenses	228.9	181.9	25.8%
Other current assets	197.6	122.5	61.3%

Non- Current Assets	11,269.9	11,869.6	-5.1%
Long Term Assets:
Temporary cash investments (as collateral)	27.1	0.0	100.0%
Deferred and recoverable taxes	2,433.9	2,624.9	-7.3%
Derivatives transactions	3.8	0.1	3700.0%
Prepaid Expenses	59.9	21.3	181.2%
Other long term assets	26.5	21.6	22.7%
Investment	667.5	979.2	-31.8%
Plant, property and equipment	6,301.4	6,445.5	-2.2%
Net intangible assets	1,660.3	1,642.7	1.1%
Deferred assets	89.5	134.3	-33.4%

Total Assets	18,091.2	17,542.0	3.1%

LIABILITIES

Current Liabilities	6,877.2	5,699.9	20.7%
Personnel, tax and benefits	173.5	156.6	10.8%
Suppliers and Consignment	3,069.3	2,627.0	16.8%
Taxes, fees and contributions	571.0	453.7	25.9%
Loans and financing	1,984.0	1,590.3	24.8%
Interest on own capital and dividends	22.2	51.7	-57.1%
Contingencies provision	81.4	61.9	31.5%
Derivatives transactions	429.7	372.2	15.4%
Other current liabilities	546.1	386.5	41.3%

Non-Current Liabilities	2,916.4	3,470.3	-16.0%
Long Term Liabilities:
Taxes, fees and contributions	181.4	212.5	-14.6%
Loans and financing	2,397.4	2,910.0	-17.6%
Contingencies provision	118.0	84.7	39.3%
Derivatives transactions	23.5	129.7	-81.9%
Other long term liabilities	196.1	133.4	47.0%

Shareholder's Equity	8,297.6	8,371.8	-0.9%

Total Liabilities and Shareholder's Equity	18,091.2	17,542.0	3.1%

CONSOLIDATED INCOME STATEMENTS - VIVO
	According to Corporate Law
						Accum
R$ million	4 Q 07	3 Q 07	Δ%	4 Q 06	Δ%	2007	2006	Δ%
Gross Revenues	4,747.9	4,622.0	2.7%	4,111.4	15.5%	17,644.3	15,454.6	14.2%
Gross service revenues	3,923.6	3,724.0	5.4%	3,470.6	13.1%	14,538.6	12,712.0	14.4%
Deductions – Taxes and others	(937.2)	(878.2)	6.7%	(823.9)	13.8%	(3,449.3)	(3,151.8)	9.4%
Gross handset revenues	824.3	898.0	-8.2%	640.8	28.6%	3,105.7	2,742.6	13.2%
Deductions – Taxes and others	(438.5)	(495.3)	-11.5%	(351.0)	24.9%	(1,702.5)	(1,366.1)	24.6%

Net Revenues	3,372.2	3,248.5	3.8%	2,936.5	14.8%	12,492.5	10,936.7	14.2%
Net service revenues	2,986.4	2,845.8	4.9%	2,646.7	12.8%	11,089.3	9,560.2	16.0%
Subscription and Usage	1,439.9	1,373.0	4.9%	1,251.5	15.1%	5,296.5	4,742.1	11.7%
Network usage	1,286.7	1,251.9	2.8%	1,225.6	5.0%	4,910.0	4,172.9	17.7%
Other services	259.8	220.9	17.6%	169.6	53.2%	882.8	645.2	36.8%
Net handset revenues	385.8	402.7	-4.2%	289.8	33.1%	1,403.2	1,376.5	1.9%

Operating Costs	(2,463.9)	(2,415.2)	2.0%	(2,078.9)	18.5%	(9,359.7)	(8,340.1)	12.2%
Personnel	(181.7)	(151.3)	20.1%	(184.8)	-1.7%	(671.7)	(646.7)	3.9%
Cost of services rendered	(789.6)	(780.0)	1.2%	(733.2)	7.7%	(3,044.6)	(2,249.7)	35.3%
Leased lines	(57.5)	(56.7)	1.4%	(47.1)	22.1%	(226.2)	(222.5)	1.7%
Interconnection	(452.9)	(412.2)	9.9%	(385.5)	17.5%	(1,618.2)	(785.0)	106.1%
Rent/Insurance/Condominium fees	(45.0)	(60.7)	-25.9%	(52.1)	-13.6%	(209.9)	(206.8)	1.5%
Fistel and other taxes and contributions	(127.6)	(124.3)	2.7%	(123.6)	3.2%	(498.8)	(517.5)	-3.6%
Third-party services	(103.2)	(108.9)	-5.2%	(90.7)	13.8%	(425.7)	(370.0)	15.1%
Others	(3.4)	(17.2)	-80.2%	(34.2)	-90.1%	(65.8)	(147.9)	-55.5%
Cost of handsets	(611.8)	(585.0)	4.6%	(407.0)	50.3%	(2,096.8)	(1,898.3)	10.5%
Selling expenses	(755.9)	(704.5)	7.3%	(655.7)	15.3%	(2,773.3)	(3,038.5)	-8.7%
Provision for bad debt	(76.7)	(80.4)	-4.6%	(73.0)	5.1%	(365.7)	(720.5)	-49.2%
Third-party services	(555.6)	(511.3)	8.7%	(474.4)	17.1%	(1,959.6)	(1,934.4)	1.3%
Loyalty	(84.6)	(78.8)	7.4%	(49.0)	72.7%	(310.9)	(220.4)	41.1%
Others	(39.0)	(34.0)	14.7%	(59.3)	-34.2%	(137.1)	(163.2)	-16.0%
General & administrative expenses	(165.5)	(159.3)	3.9%	(159.8)	3.6%	(632.2)	(547.0)	15.6%
Third-party services	(140.3)	(131.3)	6.9%	(121.5)	15.5%	(529.1)	(425.2)	24.4%
Others	(25.2)	(28.0)	-10.0%	(38.3)	-34.2%	(103.1)	(121.8)	-15.4%
Other operating revenue (expenses)	40.6	(35.1)	n.a.	61.6	-34.1%	(141.1)	40.1	n.a.
Operating revenue	109.9	81.3	35.2%	182.2	-39.7%	301.0	440.1	-31.6%
Operating expenses	(55.4)	(116.7)	-52.5%	(111.9)	-50.5%	(421.0)	(329.3)	27.8%
Other operating revenue (expenses)	(13.9)	0.3	n.a.	(8.7)	59.8%	(21.1)	(70.7)	-70.2%

EBITDA	908.3	833.3	9.0%	857.6	5.9%	3,132.8	2,596.6	20.7%
Margin %	26.9%	25.7%	1.2 p.p.	29.2%	-2.3 p.p.	25.1%	23.7%	1.4 p.p.

Depreciation and Amortization	(721.7)	(591.1)	22.1%	(560.1)	28.9%	(2,486.0)	(2,394.3)	3.8%

EBIT	186.6	242.2	-23.0%	297.5	-37.3%	646.8	202.3	219.7%

Net Financial Income	(111.4)	(113.8)	-2.1%	(146.6)	-24.0%	(468.3)	(748.0)	-37.4%
Financial Revenues	38.1	50.8	-25.0%	68.8	-44.6%	185.9	286.8	-35.2%
Other financial revenues	60.9	50.8	19.9%	68.8	-11.5%	208.7	286.8	-27.2%
(-) Pis/Cofins taxes on financial revenues	(22.8)	0.0	n.a.	0.0	n.a.	(22.8)	0.0	n.a.
Financial Expenses	(156.1)	(160.8)	-2.9%	(215.2)	-27.5%	(664.7)	(1,021.0)	-34.9%
Other financial expenses	(110.6)	(120.0)	-7.8%	(132.0)	-16.2%	(442.3)	(593.5)	-25.5%
Gains (Losses) with derivatives transactions	(45.5)	(40.8)	11.5%	(83.2)	-45.3%	(222.4)	(427.5)	-48.0%
Exchange rate variation / Monetary variation	6.6	(3.8)	n.a.	(0.2)	n.a.	10.5	(13.8)	n.a.
Non-operating revenue/expenses	(13.4)	(0.2)	n.a.	(278.2)	-95.2%	(20.8)	(289.0)	-92.8%
Taxes	(33.5)	(123.8)	-72.9%	1,012.9	n.a.	(257.1)	859.0	n.a.
Minority Interest	0.0	0.0	n.a.	0.0	n.a.	0.0	(8.0)	n.a.

Net Income	28.3	4.4	543.2%	885.6	-96.8%	(99.4)	16.3	n.a.

CONFERENCE CALL – 4Q07

In English

Date: February 21, 2008 (Thursday)
Time: 12:00 p.m. (Brasília time) and 10:00 a.m. (New York time)
Telephone number: (+1 973) 935-8893
Conference Call Code: VIVO or 30939216
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available at telephone number (+1 706) 645-9291 code: 30939216 or in our website.

VIVO – Investor Relations
Ernesto Gardelliano Carlos Raimar Schoeninger Janaina São Felicio

Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telefone: +55 11 7420-1172 e-mail: ir@vivo.com.br Information avaialable in the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 21, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.